FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                                          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                           No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca suspends share repurchase programme, Core EPS target in the range of $6.00 and $6.30 unchanged”, dated 1 October 2012.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 October 2012.

3.	Press release entitled, “AstraZeneca Third Quarter & Nine Months Results 2012”, dated 24 October 2012.

4.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine months Results 2012”, dated 25 October 2012.

5.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4.”, dated 29 October 2012.

6.	Press release entitled, “Transactions by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4.”, dated 29 October 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 6 November 2012	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

ASTRAZENECA SUSPENDS SHARE REPURCHASE PROGRAMME,
CORE EPS TARGET IN THE RANGE OF $6.00 AND $6.30 UNCHANGED

1 October 2012

AstraZeneca today announced that it is suspending share repurchases with immediate effect.  During 2012 the company has completed net share repurchases of $2.3 billion in respect of its initial target of $4.5 billion.

AstraZeneca confirms its Core EPS target range for the Full Year 2012 is maintained at $6.00 to $6.30.

Pascal Soriot, Chief Executive Officer, AstraZeneca said: “As I assume my new responsibilities at AstraZeneca, I believe this is a prudent step that maintains flexibility while the Board and I complete the company’s ongoing annual strategy update.”

In line with usual practice, AstraZeneca will update the market on the outlook for 2013 in conjunction with the Full Year 2012 Financial Results announcement in January.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030
Sarah Lindgreen	+44 20 7604 8033

Media Enquiries Sweden
Ann-Leena Mikiver	+46 8 553 260 20

Investor Enquiries UK
James Ward-Lilley Karl Hård	+44 207 604 8122 +44 20 7604 8123	mob: +44 7785 432613 mob: +44 7789 654364
Nicklas Westerholm US	+44 20 7604 8124	mob: +44 7585 404950

1st October 2012

- ENDS -

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 September 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,245,028,778 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,245,028,778.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 October 2012

Item 3

AstraZeneca Third Quarter & Nine Months Results 2012

Tomorrow, Thursday, 25 October 2012, AstraZeneca will release third quarter and nine months results 2012 at 07:00bst.

An analyst presentation of the third quarter and nine months results will take place at 12:00bst and will be accessible by a choice of two routes:

1)	Audio webcast available at http://www.astrazeneca.com/investors and http://info.astrazenecaevents.com. You will be able to email questions to the presenters during the Q&A session.

2)	Teleconference with Q&A.

Dial in numbers:

UK freephone:   0800 279 7536
USA freephone: 1 866 966 8015
Swedish freephone: 0200 895 408
International: +44 1452 562673
UK Local Call backup: 0844 571 8929

Conference ID: 38970250

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investors) 15 minutes before the analyst presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca website http://www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 4

AstraZeneca PLC
THIRD QUARTER AND NINE MONTHS RESULTS 2012

London, 25 October 2012
As expected, the revenue decline in the third quarter reflected the ongoing effect from the loss of exclusivity on several brands.  Continued disciplined management of operating expenses and proceeds from the sale of Nexium OTC rights mitigated the impact of the revenue decline on Core operating profit.  Financial targets for full year unchanged.

Revenue for the third quarter was $6,682 million, down 15 percent at constant exchange rates (CER).

-Loss of exclusivity on several brands and the disposals of Astra Tech and Aptium were the key drivers of the revenue decline.

-Strong growth for Symbicort, Faslodex, Iressa and ONGLYZATM.

-Emerging Markets revenue increased by 6 percent at CER.  There was 23 percent revenue growth in China and in Russia in the third quarter.  Continued weak performance in Mexico negatively impacted Emerging Markets revenue growth by more than 2 percentage points.

Core EPS was $1.51 in the third quarter, an 8 percent decline at CER.

-Core EPS benefited from the lower number of shares outstanding resulting from net share repurchases.

Reported EPS in the third quarter was $1.22, a 50 percent decline at CER.

-Reported EPS in the third quarter last year included $1.08 per share from the sale of Astra Tech.

Expansion of the diabetes alliance with Bristol-Myers Squibb was completed on 8 August.  Alliance sales teams began promotion of the Amylin diabetes product portfolio in the US in October.

Year to date net share repurchases totalled $2.3 billion.  Suspension of share repurchase programme announced on 1 October.

Core EPS target range for the full year maintained at $6.00 to $6.30.

Financial Summary

Group	3rd Quarter 2012 $m	3rd Quarter 2011 $m	Actual %	CER %	9 Months 2012 $m	9 Months 2011 $m	Actual %	CER %
Revenue	6,682	8,213	-19	-15	20,691	24,935	-17	-15
Reported
Operating Profit	2,156	4,262	-49	-47	6,184	10,628	-42	-40
Profit before Tax	2,048	4,169	-51	-48	5,864	10,315	-43	-41
Earnings per Share	$1.22	$2.56	-53	-50	$3.77	$6.17	-39	-36
Core*
Operating Profit	2,632	3,177	-17	-14	7,898	10,177	-22	-20
Profit before Tax	2,524	3,084	-18	-15	7,578	9,864	-23	-21
Earnings per Share	$1.51	$1.71	-12	-8	$4.85	$5.67	-14	-11

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2012 is based.  See pages 2 & 4 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.  An update on the Group’s change to the definition of Core financial measures, with effect from the first quarter 2013, is provided on page 6.

Pascal Soriot, Chief Executive Officer, commenting on the results, said: “As expected, the Company’s financial performance in 2012 largely reflects the ongoing impact from the loss of exclusivity for several brands in key markets, as well as the challenges that confront the pharmaceutical industry as a whole.  Since joining AstraZeneca, I’ve been deeply impressed by the commitment, talent and passion of our people and by their determination to deliver against our targets.  As I take up my new role as Chief Executive, my priority is to restore the Company to growth and scientific leadership.”

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 84 of our Annual Report and Form 20-F Information 2011.

Third Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Core 2011	Actual %	CER %
Revenue	6,682	-	-	-	-	6,682	8,213	(19)	(15)
Cost of Sales	(1,274)	14	-	-	-	(1,260)	(1,607)	(22)	(14)
Gross Profit	5,408	14	-	-	-	5,422	6,606	(18)	(15)
% sales	80.9%					81.1%	80.4%	+0.7	-0.1
Distribution	(90)	-	-	-	-	(90)	(93)	(3)	2
% sales	1.3%					1.3%	1.1%	-0.2	-0.2
R&D	(1,204)	116	-	-	-	(1,088)	(1,150)	(5)	(3)
% sales	18.0%					16.3%	14.0%	-2.3	-1.9
SG&A	(2,359)	123	151	-	57	(2,028)	(2,395)	(15)	(12)
% sales	35.3%					30.3%	29.1%	-1.2	-1.0
Other Income	401	-	15	-	-	416	209	+99	+103
% sales	6.0%					6.2%	2.5%	+3.7	+3.5
Operating Profit	2,156	253	166*	-	57	2,632	3,177	(17)	(14)
% sales	32.3%					39.4%	38.7%	+0.7	+0.3
Net Finance Expense	(108)	-	-	-	-	(108)	(93)
Profit before Tax	2,048	253	166	-	57	2,524	3,084	(18)	(15)
Taxation	(515)	(70)	(23)*	-	(24)**	(632)	(777)
Profit after Tax	1,533	183	143	-	33	1,892	2,307	(18)	(15)
Non-controlling Interests	(8)	-	-	-	-	(8)	(8)
Net Profit	1,525	183	143	-	33	1,884	2,299	(18)	(15)
Weighted Average Shares	1,250	1,250	1,250	1,250	1,250	1,250	1,354
Earnings per Share	1.22	0.15	0.11	-	0.03	1.51	1.71	(12)	(8)

*
Of the $166 million amortisation adjustment, $91 million is related to MedImmune, with a corresponding tax adjustment of $23 million; Merck related amortisation was $75 million, which carries no tax adjustment.

**	Includes $11 million tax adjustment on the $50 million acquisition related expenses incurred in the second quarter.

Revenue in the third quarter was down 15 percent at CER and declined by 19 percent on an actual basis as a result of the negative impact of exchange rate movements.  Loss of exclusivity on several key brands (including Seroquel IR from the end of March) accounted for most of the revenue decline; disposals of Astra Tech and Aptium accounted for 1.8 percentage points.  As expected, disruptions to our supply chain from the implementation of an Enterprise Resource Planning IT system at our plant in Sweden have now largely been resolved, with a minimal net impact on revenue in the quarter.

US revenues were down 19 percent in the third quarter, as a result of the loss of exclusivity for Seroquel IR.  Excluding Seroquel IR, revenue in the rest of the portfolio increased by nearly 6 percent, including $44 million in new revenue from recognition of the Company’s share of the Amylin diabetes portfolio from 9 August.  The negative impact of US healthcare reform on third quarter revenue and costs was approximately $150 million.

Revenue in the Rest of World (ROW) was down 12 percent in the third quarter.  Revenue in Western Europe was down 20 percent.  Loss of exclusivity on four products (Seroquel IR, Atacand, Nexium and Merrem) accounted for 70 percent of the revenue decline.  Revenue in Established ROW was down 18 percent, largely due to a 43 percent decline in Canada as a result of generic competition for Crestor and Atacand.  Revenue in Emerging Markets was up 6 percent. Revenue increased by 23 percent in both China and in Russia.  Brazil returned to modest growth, as the impact from the loss of exclusivity for Crestor and Seroquel IR is now behind us.  A weak performance in Mexico in the face of challenging market conditions continues to negatively impact our performance, reducing revenue growth in Emerging Markets by more than 2 percentage points.

Core gross profit in the third quarter declined by 15 percent, in line with the decline in revenue.  Core gross margin as a percentage of revenue was 81.1 percent, 10 basis points lower than last year. An unfavourable product mix and higher royalties as a percentage of revenue were broadly offset by benefits from the absence of Astra Tech and lower net expense related to our accounting for the amendments to the Merck second option (see Note 6).

Expenditures in Core SG&A were 12 percent lower than the third quarter last year.  Continued discipline in managing costs, benefits from restructuring and the absence of Astra Tech costs were partially offset by new sales and marketing spend associated with the Amylin diabetes portfolio.  Core SG&A also includes $32 million of intangible asset amortisation costs incurred since the completion of the expanded diabetes alliance.  The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.9 percent of Core SG&A expense in the quarter.

Core other income increased by 103 percent in the third quarter to $416 million, including $250 million from the agreement with Pfizer for OTC rights for Nexium.

Core Pre-R&D operating profit was down 11 percent to $3,720 million in the third quarter.  Core Pre-R&D operating margin was 55.7 percent of revenue, 2.2 percentage points higher than last year, largely on the benefit from higher Core other income which was partially offset by Core SG&A expense that was 100 basis points higher as a percentage of revenue in the current quarter compared to last year.

Core R&D expense was down 3 percent in the third quarter, as continued benefits from restructuring and other savings have more than offset new spending on in-licensed, acquired or partnered projects and intangible impairment costs that were higher than the third quarter last year.

Core operating profit in the third quarter was down 14 percent to $2,632 million, which was broadly in line with the decline in revenue as a result of higher Core other income and disciplined management of operating costs.  Core operating margin was 39.4 percent of revenue, 30 basis points higher than last year.

Core earnings per share in the third quarter were down 8 percent to $1.51, a smaller decline than for Core operating profit as a result of net share repurchases reducing the number of shares outstanding.

Reported operating profit in the third quarter was down 47 percent to $2,156 million; Reported EPS was down 50 percent to $1.22.  The larger declines compared with the respective Core profit measures are due to the $1,483 million ($1.08 per share) of other income generated by last year’s sale of Astra Tech, which was excluded from Core financial measures.

Nine Months

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Core 2011	Actual %	CER %
Revenue	20,691	-	-	-	-	20,691	24,935	(17)	(15)
Cost of Sales	(3,995)	75	-	-	-	(3,920)	(4,396)	(11)	(9)
Gross Profit	16,696	75	-	-	-	16,771	20,539	(18)	(16)
% sales	80.7%					81.1%	82.4%	-1.3	-1.2
Distribution	(241)	-	-	-	-	(241)	(261)	(8)	(4)
% sales	1.2%					1.2%	1.0%	-0.2	-0.1
R&D	(3,923)	697	-	-	-	(3,226)	(3,341)	(3)	(2)
% sales	19.0%					15.6%	13.4%	-2.2	-2.1
SG&A	(7,170)	388	384	-	127	(6,271)	(7,372)	(15)	(13)
% sales	34.6%					30.3%	29.6%	-0.7	-0.7
Other Income	822	-	43	-	-	865	612	41	44
% sales	4.0%					4.2%	2.4%	+1.8	+1.7
Operating Profit	6,184	1,160	427*	-	127**	7,898	10,177	(22)	(20)
% sales	29.9%					38.2%	40.8%	-2.6	-2.4
Net Finance Expense	(320)	-	-	-	-	(320)	(313)
Profit before Tax	5,864	1,160	427	-	127	7,578	9,864	(23)	(21)
Taxation	(1,071)	(259)	(61)*	-	(28)	(1,419)	(2,031)
Profit after Tax	4,793	901	366	-	99	6,159	7,833	(21)	(19)
Non-controlling Interests	(17)	-	-	-	-	(17)	(26)
Net Profit	4,776	901	366	-	99	6,142	7,807	(21)	(19)
Weighted Average Shares	1,266	1,266	1,266	1,266	1,266	1,266	1,377
Earnings per Share	3.77	0.71	0.29	-	0.08	4.85	5.67	(14)	(11)

*
Of the $427 million amortisation adjustment, $272 million is related to MedImmune, with a corresponding tax adjustment of $61 million; Merck related amortisation was $155 million, which carries no tax adjustment.

**	Includes $61 million of acquisition related expenses.

Revenue for the nine months was down 15 percent at CER and declined by 17 percent on an actual basis as a result of the negative impact of exchange rate movements.  As described in the third quarter commentary, loss of exclusivity on several brands and the disposals of Astra Tech and Aptium drove the revenue decline.  US revenue was down 20 percent; revenue in the Rest of World was down 11 percent.

Core gross margin was 81.1 percent of revenue, 1.2 percentage points lower than Core gross margin last year, which benefited from the settlement with PDL Biopharma in the first quarter 2011.

Expenditures in Core SG&A were 13 percent lower than last year, largely due to restructuring benefits, spending discipline and the absence of Astra Tech costs.

Core other income for the nine months was up 44 percent, reflecting the income from the sale of OTC rights for Nexium.

Core Pre-R&D operating profit was down 15 percent to $11,124 million.  Core Pre-R&D operating margin was 53.8 percent of revenue, 30 basis points lower than last year, as the benefit from higher Core other income was more than offset by higher Core cost of sales and Core SG&A expense as a percentage of revenue.

Core R&D expense for the nine months was down 2 percent, despite absorbing higher costs from intangible impairments and business development projects.

Core operating profit for the nine months was down 20 percent to $7,898 million.  Core operating margin was 38.2 percent of revenue, down 2.4 percentage points.

Core earnings per share were $4.85, down 11 percent compared with last year and lower than the decline in Core operating profit due to the benefits from net share repurchases and a lower tax rate.

Reported operating profit for the nine months was down 40 percent to $6,184 million; reported EPS was down 36 percent to $3.77.  The larger declines compared with the respective Core financial measures are the result of the $1,483 million benefit to reported other income in 2011 from the sale of Astra Tech (which was excluded from Core measures), together with higher restructuring costs for the nine months 2012 ($1,160 million) compared with the same period last year ($502 million).

Enhancing Productivity

The Company is making good progress in implementing the third phase of restructuring announced in February 2012.  Restructuring charges of $253 million were taken in the third quarter, bringing the year to date total to $1,160 million.  It is anticipated that most of the estimated $2.1 billion programme cost will be taken in 2012.

The programme is on track to deliver the $1.6 billion in annual benefits by the end of 2014.

Finance Income and Expense

Net finance expense was $320 million for the nine months, compared with $313 million in 2011 ($108 million for the quarter versus $93 million in 2011). Net fair value losses on long-term debt and derivatives were $12 million for the nine months, versus $12 million gains in 2011 (loss of $4 million in the quarter versus a gain of $18 million in 2011).  This was partially offset by continuing reduced net finance cost on the Group’s pension schemes.

Taxation

The effective tax rate on a reported basis for the third quarter was 25.1 percent (2011: 16.4 percent) and 18.3 percent for the nine months (2011: 17.4 percent). The effective tax rate for the first nine months benefited from a previously disclosed $240 million adjustment in respect of prior periods following the favourable settlement of a transfer pricing matter during the second quarter. Excluding this item, the reported tax rate for the nine months was 22.4 percent; this tax rate is applied to the taxable Core adjustments to operating profit, resulting in an effective Core tax rate for the nine months of 18.7 percent.

The Group’s effective tax rate for 2012 is still anticipated to be around 20 percent.

The effective tax rate for the first nine months of last year benefited from a non-taxable gain on the disposal of Astra Tech and a favourable adjustment to tax provisions of $520 million following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter. Excluding these benefits, the effective tax rate for the first nine months of last year was 26.1 percent on a reported basis.

Cash Flow

Cash generated from operating activities was $4,100 million in the nine months to 30 September 2012, compared with $4,752 million in the same period of 2011. Lower tax payments and net improvements in working capital only partially offset the lower operating profit.

Net cash outflows from investing activities were $1,345 million in the nine months compared with an inflow of $1,558 million in the first nine months of 2011. During the current year to date, cash outflows on externalisation activities reached $4.8 billion, driven by the acquisition of Ardea and the intangible assets associated with our collaboration with Bristol-Myers Squibb on Amylin; this has been partially offset by $3.6 billion of cash inflows from the sale of short-term investments. The comparative period in 2011 included $1.8 billion of cash inflow from the divestment of Astra Tech.

Cash distributions to shareholders were $5,938 million through net share repurchases of $2,273 million and $3,665 million from the payment of the second interim dividend from 2011 and the first interim dividend from 2012.

Debt and Capital Structure

At 30 September 2012, outstanding gross debt (interest-bearing loans and borrowings) was $10,913 million (31 December 2011: $9,328 million). Of the gross debt outstanding at 30 September 2012, $1,566 million is due within one year (31 December 2011: $1,990 million).

During September 2012, the Company issued $2 billion of new long-term debt in two tranches; $1 billion maturing in 2019 with a coupon of 1.95 percent and $1 billion maturing in 2042 with a coupon of 4.00 percent.  Net proceeds of $1.98 billion from the issue were used to repay a $1.75 billion bond with a coupon of 5.40 percent maturing in September 2012 and for general corporate purposes.

Net funds at 1 January 2012 of $2,849 million have decreased to a net debt position of $3,768 million at 30 September 2012, as a result of the net cash outflow described in the cash flow section above.

Share Repurchases

For the nine months 2012, the Company has completed net share repurchases of $2,273 million.  The Group has repurchased 57.8 million shares for a total of $2,635 million, whilst 10.5 million shares were issued in consideration of share option exercises for a total of $362 million.  On 1 October 2012, the Company announced the suspension of its share repurchase programme.

The total number of shares in issue at 30 September 2012 was 1,245 million.

Future Prospects

The financial performance for the nine months has been largely defined by the expected impact of the loss of exclusivity on several products (particularly Seroquel IR), the disposals of Astra Tech and Aptium, as well as the challenges that continue to confront the pharmaceutical industry as a whole.  Benefits from our restructuring programmes and continued discipline in operating expenses have provided headroom for reinvestment in the business whilst also partially mitigating the impact of declining revenue on Core operating profit and margin.  As previously stated, despite continued pressures on revenues and margins, the Company will continue to invest to drive future growth and value; in sales and marketing, to support our new products and growth markets, and in Research and Development, to progress value-creating assets within our portfolio and from further business development.

Based on the performance to date and the outlook for the remainder of the year, the Company continues to anticipate that revenue for the full year will decline in the range of the low to mid-teens in constant currency terms.  The Company’s Core EPS target for the full year also remains unchanged, in the range of $6.00 to $6.30.  For the nine months 2012, Core operating profit and EPS includes one-off items totalling $0.35 per share ($0.19 from the tax settlement in the second quarter and $0.16 from the sale of OTC rights for Nexium in the third quarter).

This Core EPS guidance has been based on January 2012 average exchange rates for our principal currencies, and actual results for the nine months were broadly in line with this currency assumption.  The target takes no account of the likelihood that average exchange rates for the remainder of 2012 may differ materially from the rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2011 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors.

Definition of Core Financial Measures

As previously announced, with effect from the first quarter results 2013, the Company will report its results using an updated definition of Core financial measures.  The enhanced definition has been widened to exclude all intangible asset amortisation charges and impairments, except those for IS-related intangibles.  The Company will provide more details on this change in early November 2012, including the financial impact on our 2011 and our nine months 2012 results.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Half Year 2012 results announcement, and remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Significant pipeline developments since the half year update include:

ZINFORO®

On 28 August 2012, AstraZeneca announced that the European Commission has granted Marketing Authorisation to ZINFORO® (ceftaroline fosamil), a new intravenous cephalosporin antibiotic, for the treatment of adult patients with complicated Skin and Soft Tissue Infections (cSSTI) or Community Acquired Pneumonia (CAP). This makes ZINFORO® the only approved cephalosporin monotherapy in Europe with demonstrated clinical efficacy against methicillin-resistant Staphylococcus aureus (MRSA), a common cause of serious and difficult to treat complicated skin infections.

The European Commission decision follows a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) on 21 June 2012 and is applicable to all 27 Member States and the three European Economic Area countries of the European Union.

In 2009, Forest Laboratories granted AstraZeneca exclusive worldwide commercial rights and co-exclusive development rights for ceftaroline fosamil, excluding US, Canada and Japan. Forest launched ceftaroline fosamil with similar indications under the trade name TEFLARO® in the US in March 2011.

AstraZeneca and Ardelyx worldwide licensing deal for NHE3 inhibitor programme

On 8 October 2012, AstraZeneca and Ardelyx announced a worldwide exclusive licensing agreement for Ardelyx’s NHE3 inhibitor programme, including the Phase 2-ready lead compound RDX5791, for the treatment of complications associated with end-stage renal disease (ESRD) and chronic kidney disease (CKD). NHE3 is the sodium–hydrogen antiporter 3, a protein essential in the absorption of sodium in the intestines.

Under the terms of the agreement, AstraZeneca will pay $35 million up front, with development milestones of $237.5 million and milestones related to launch and commercialisation, as well as tiered, double-digit royalties. AstraZeneca will assume the subsequent development costs and Ardelyx will conduct clinical trials in Phase 2. As part of the transaction, Ardelyx has secured an option to co-promote the product in the US, subject to agreed limitations.

Brodalumab

Enrolment has been initiated in a Phase III programme in moderate to severe psoriasis for brodalumab (AMG 827), one of five monoclonal antibodies being jointly developed in the collaboration with Amgen that was announced in April 2012.   The programme consists of three Phase III studies evaluating treatment with brodalumab compared with ustekinumab and/or placebo.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

A full analysis of the Group’s revenue by product and geographic area is shown in Notes 8 and 9.

	Third Quarter			Nine Months
	2012	2011	CER	2012	2011	CER
	$m	$m	%	$m	$m	%
Gastrointestinal
Nexium	995	1,089	-6	2,897	3,362	-12
Losec/Prilosec	189	224	-13	554	698	-19

Cardiovascular
Crestor	1,544	1,659	-3	4,631	4,851	-2
ONGLYZATM	84	59	+42	235	140	+68
BYETTA®	27	-	n/m	27	-	n/m
BYDUREON®	11	-	n/m	11	-	n/m
Brilinta/Brilique	24	13	+100	51	16	+244
Atacand	221	364	-34	807	1,104	-23
Seloken /Toprol-XL	230	273	-11	662	750	-9

Respiratory & Inflammation
Symbicort	785	755	+11	2,303	2,309	+4
Pulmicort	191	185	+7	624	669	-5

Oncology
Zoladex	274	304	-5	822	881	-4
Arimidex	130	176	-22	421	590	-27
Casodex	111	137	-16	342	408	-15
Iressa	154	145	+11	451	405	+13
Faslodex	167	139	+28	479	397	+25
Caprelsa	7	2	n/m	19	4	n/m

Neuroscience
Seroquel
Seroquel IR	169	1,034	-83	1,200	3,190	-62
Seroquel XR	373	366	+8	1,127	1,092	+7
Zomig	41	108	-58	143	312	-52
Vimovo	14	10	+50	47	20	+145

Infection and other
Synagis	96	108	-11	535	564	-5
Merrem	90	139	-29	290	469	-34
FluMist	145	124	+17	149	127	+17

Gastrointestinal

•
In the US, Nexium sales in the third quarter were $586 million, up 3 percent compared with the third quarter last year.  Dispensed retail tablet volume declined by around 10 percent.  A significant decline in low margin Medicaid prescriptions has resulted in an increase in average selling prices due to this change in mix.  Nexium sales in the US for the nine months were down 6 percent to $1,675 million.

•
Nexium sales in other markets in the third quarter were down 15 percent to $409 million.  Sales in Western Europe were down 34 percent, largely the result of generic competition.  Sales in Established Rest of World were down 32 percent due to a 91 percent decline in Japan, where sales in the third quarter 2011 included launch stocking.  Sales in Emerging Markets increased by 17 percent fuelled by a strong performance in China following resolution of supply chain issues earlier this year.  Nexium sales in other markets were down 19 percent for the nine months to $1,222 million.

•	Losec sales in markets outside the US were down 13 percent in the third quarter to $181 million. Sales for the nine months were down 19 percent to $529 million.

Cardiovascular

•
In the US, Crestor sales in the third quarter were $833 million, up 11 percent.  Total prescriptions for statin products in the US increased by 0.9 percent in the third quarter.  Crestor total prescriptions were down 3.3 percent.  Crestor total prescription demand has been resilient following the initial launch of generic atorvastatin in November of last year and the introduction of a larger number of generics upon the expiration of the 180-day exclusivity period at the end of May 2012.  The small decline in total prescriptions is chiefly due to an unfavourable comparison to the prior year, where the label changes for simvastatin resulted in an uplift in switches to Crestor.  Prescriptions in the current quarter also reflect the decision not to pursue the low margin Medicaid segment.  Crestor sales for the nine months in the US were up 3 percent to $2,302 million.

•
Crestor sales in the Rest of World in the third quarter were down 15 percent to $711 million reflecting the loss of exclusivity in Canada in April 2012 arising from settlements of patent litigation.  As a result, sales in Canada were down 83 percent in the third quarter.  Excluding Canada, Rest of World sales increased by 2 percent, on growth in Emerging Markets and in Japan.  Crestor sales in the Rest of World for the nine months were down 7 percent to $2,329 million.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb was up 42 percent in the third quarter to $84 million, of which $62 million was in the US and $22 million in other markets.  ONGLYZATM share of total prescriptions for DPP4 products in the US was 11.8 percent in September 2012.  KOMBIGLYZE XRTM added a further 5.9 percent, bringing the total franchise share to 17.7 percent, up 1.2 percentage points since December 2011. Worldwide alliance revenue for the nine months was $235 million. Launches in Europe for KOMBOGLYZETM (saxagliptin and metformin HCl immediate-release fixed dose combination) are expected over the next several months.

•
Global sales of Brilinta/Brilique were $24 million in the third quarter, of which $15 million was in Western Europe.  Nearly half of Western Europe sales were in Germany, where within the target hospitals where Brilique is on protocol, Brilique continues to be the leading oral antiplatelet for incident ACS patients, ahead of prasugrel and clopidogrel; Brilique is the number two product in retail dynamic market share, accounting for 9.7 percent of oral antiplatelet therapy.

•
Brilinta sales in the US in the third quarter were $7 million, in line with dispensed demand now that launch stocks have been largely worked down in the trade channels.  We continue to make steady progress in terms of formulary access, protocol adoption and product trial rates by interventional cardiologists.  Total prescriptions for Brilinta in the US in the third quarter were 55 percent higher than the second quarter 2012.

•	Global sales of Brilinta/Brilique were $51 million for the nine months.
•	US sales of Atacand were down 5 percent in the third quarter, to $42 million. Sales for the nine months were down 15 percent to $118 million.
•
Atacand sales in other markets were down 38 percent to $179 million in the third quarter, largely due to the loss of exclusivity in Western Europe, where sales were down 57 percent, and also in Canada, where sales were down 32 percent.  Sales in the Rest of World for the nine months were $689 million, down 24 percent.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 37 percent in the third quarter to $77 million, largely the result of lower selling prices following the launch of a third generic product late last year.  Sales for the nine months in the US were down 30 percent to $222 million.

•	Sales of Seloken in other markets in the third quarter were up 10 percent to $153 million on 17 percent growth in Emerging Markets. Sales for the nine months were up 6 percent to $440 million.
Respiratory and Inflammation

•
Symbicort sales in the US were $264 million, a 31 percent increase over the third quarter last year.  Total prescriptions for Symbicort were up 12 percent compared to a 2 percent increase in the market for fixed combination products.  Symbicort share of total prescriptions for fixed combination products reached 21.5 percent in September 2012, up 1.2 percentage points since December 2011.  Market share of patients newly starting combination therapy is 26.6 percent.  Symbicort sales in the US for the nine months were up 21 percent to $730 million.

•
Symbicort sales in other markets in the third quarter were $521 million, up 4 percent.  Sales in Western Europe were down 2 percent.  Sales in Established Rest of World were up 21 percent, with sales in Japan up 62 percent reflecting the phasing of shipments to our marketing partner.  Market share in Japan is up 4 percentage points since the beginning of the year.  Sales in Emerging Markets were up 7 percent.  Symbicort sales in the Rest of World for the nine months were down 2 percent to $1,573 million.

•	US sales of Pulmicort were up 17 percent in the third quarter to $61 million. Sales for the nine months were down 19 percent to $177 million.
•
Pulmicort sales in the Rest of World were up 3 percent in the third quarter to $130 million, largely on a 25 percent increase in China.  Rest of World sales for Pulmicort for the nine months were $447 million, 2 percent higher than last year.

Oncology

•	Arimidex sales in the US were $4 million in the third quarter, and were $17 million for the nine months.
•
Arimidex sales in the third quarter in the Rest of World were down 21 percent to $126 million.  Sales in Western Europe were down 43 percent in the quarter to $27 million, reflecting the loss of exclusivity.  Sales in Japan, which accounted for more than 40 percent of revenue in the quarter, were down 4 percent.  Sales in Emerging Markets were down 8 percent. Arimidex sales for the nine months in the Rest of World were down 25 percent to $404 million.

•
Outside of the US, sales for Casodex in the third quarter were down 15 percent to $112 million.  More than 60 percent of revenue is in Japan, where sales were down 19 percent in the third quarter.  Sales were down 28 percent in Western Europe.  Sales in Emerging Markets were up 3 percent.  Casodex sales in the Rest of World for the nine months were $345 million, down 15 percent.

•
Iressa sales in the third quarter were up 11 percent to $154 million.  Sales in Emerging Markets were up 8 percent.  Sales in Western Europe were up 18 percent.  Sales in Japan were up 8 percent.  Worldwide sales of Iressa for the nine months increased 13 percent to $451 million.

•
Faslodex sales in the US in the third quarter were up 23 percent, reaching $80 million.  Volume growth in the quarter reflects further penetration of the 500mg dosage regimen and an increase in the number of patients treated with Faslodex.  US sales for the nine months were up 18 percent to $227 million.

•
Faslodex sales in the Rest of World were up 32 percent to $87 million in the third quarter, with Japan accounting for two-thirds of the increase on strong launch uptake.  Sales in Western Europe were up 2 percent in the quarter, reflecting the impact of price cuts in France.  Sales in Emerging Markets were up 26 percent.  Sales in the Rest of World for the nine months increased 32 percent to $252 million.

Neuroscience

•
In the US, sales of Seroquel IR were down 95 percent to $41 million in the quarter, due to the loss of exclusivity in March 2012.  In the week ending 28 September, Seroquel IR share of total prescriptions for the quetiapine molecule had fallen to 4.7 percent.  US sales of Seroquel IR for the nine months were down 71 percent to $709 million.

•
Sales of Seroquel XR in the US were up 10 percent to $202 million in the third quarter, largely due to price.  Total prescriptions for Seroquel XR were down 8 percent, compared with 1 percent for the US antipsychotic market.    US sales of Seroquel XR for the nine months were up 6 percent to $598 million.

•
Sales of Seroquel IR in the Rest of World were down 44 percent to $128 million in the third quarter, chiefly on a 73 percent decline in Western Europe.  Sales in the Rest of World for Seroquel IR for the nine months were down 33 percent to $491 million.

•
Sales of Seroquel XR in the Rest of World were up 6 percent to $171 million in the third quarter.  Sales in Western Europe were down 1 percent, chiefly the result of generic launches in some markets, partially offset by good launch progress in France.  Seroquel XR sales were up 4 percent in Established Rest of World and were up 31 percent in Emerging Markets.  Seroquel XR sales in the Rest of World for the nine months were $529 million, an increase of 8 percent over last year.

•
Zomig sales in the US were $3 million in the third quarter.  US commercial rights for Zomig have been licensed to Impax Laboratories; AstraZeneca’s commercial contribution from Zomig in the US is now realised in other income, rather than in revenue.  Zomig sales in the Rest of World were down 38 percent to $38 million in the quarter, chiefly on generic competition in Western Europe.

•	Sales of Vimovo in the third quarter were $14 million, comprised of $4 million in the US and $10 million in the Rest of World.
Infection and Other

•
Synagis sales in the US were $5 million in the third quarter, which is out of season.  Outside the US, sales in the third quarter were $91 million, down 9 percent.  This follows a 26 percent increase in the second quarter; a reflection of the quarterly phasing of shipments to Abbott, our international distributor.

•	Sales of Merrem for the nine months were down 34 percent to $290 million as a result of generic competition in many markets.
•	Sales of FluMist in the third quarter were $145 million, of which $141 million were in the US and $4 million were in the Rest of World.

Regional Revenue

	Third Quarter				Nine Months		% Change
	2012	2011	% Change		2012	2011
	$m	$m	Actual	CER	$m	$m	Actual	CER
US	2,573	3,187	-19	-19	7,832	9,783	-20	-20
Western Europe1	1,461	2,067	-29	-20	4,862	6,496	-25	-20
Established ROW2	1,211	1,504	-19	-18	3,733	4,301	-13	-13
Canada	218	401	-46	-43	881	1,241	-29	-27
Japan	723	771	-6	-6	2,044	2,138	-4	-6
Other Established ROW	270	332	-19	-16	808	922	-12	-12
Emerging ROW3	1,437	1,455	-1	+6	4,264	4,355	-2	+3
Emerging Europe	264	291	-9	+4	841	927	-9	+1
China	399	322	+24	+23	1,128	947	+19	+16
Emerging Asia Pacific	226	248	-9	-4	688	732	-6	-3
Other Emerging ROW	548	594	-8	+3	1,607	1,749	-8	-1

Total	6,682	8,213	-19	-15	20,691	24,935	-17	-15

1Western Europe comprises France, Germany, Italy, Sweden, Spain, UK and others.
2Established ROW comprises Canada, Japan, Australia and New Zealand.
3Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

•
In the US, revenue was down 19 percent in the third quarter, largely due to the loss of exclusivity for Seroquel IR.     There was good revenue growth for Symbicort, Crestor, ONGLYZATM and Faslodex, partially offset by the disposals of Astra Tech and Aptium.  Inclusion of the Company’s share of the Amylin diabetes products following completion of the expansion of our diabetes alliance with Bristol-Myers Squibb also contributed to third quarter revenues.

•
Revenue in Western Europe was down 20 percent in the third quarter.  In addition to the loss of exclusivity for Seroquel IR, generic competition for Nexium, Atacand and Merrem also reduced revenue; these four products accounted for 70 percent of the revenue decline in the quarter.  Products with revenue growth included Brilique, Crestor, ONGLYZATM and Iressa.

•
Revenue in Established Rest of World was down 18 percent in the third quarter.  Revenue in Canada was down 43 percent, largely due to the entry of generic competition for Crestor in April, pursuant to the previously disclosed settlement of patent litigation.  Revenue in Japan was down 6 percent, chiefly a reflection of lower Nexium sales compared to launch stocking sales in the third quarter last year.

•
Revenue in Emerging Markets was up 6 percent in the third quarter.  Revenue growth was 23 percent in both China and Russia.  Brazil returned to modest growth (up 5 percent), as the impact from the loss of exclusivity for Crestor and Seroquel IR is now behind us.  A weak performance in Mexico (down 25 percent) reduced the revenue growth rate for Emerging Markets by more than 2 percentage points.

Condensed Consolidated Statement of Comprehensive Income

For the nine months ended 30 September	2012 $m	2011 $m
Revenue	20,691	24,935
Cost of sales	(3,995)	(4,414)
Gross profit	16,696	20,521
Distribution costs	(241)	(261)
Research and development	(3,923)	(3,656)
Selling, general and administrative costs	(7,170)	(8,020)
Other operating income and expense	822	2,044
Operating profit	6,184	10,628
Finance income	390	426
Finance expense	(710)	(739)
Profit before tax	5,864	10,315
Taxation	(1,071)	(1,792)
Profit for the period	4,793	8,523
Other comprehensive income:
Foreign exchange arising on consolidation	215	21
Foreign exchange differences on borrowings forming net investment hedges	(25)	(25)
Amortisation of loss on cash flow hedge	1	2
Net available for sale gains/(losses) taken to equity	39	(5)
Actuarial loss for the period	(212)	(53)
Income tax relating to components of other comprehensive income	(4)	4
Other comprehensive income for the period, net of tax	14	(56)
Total comprehensive income for the period	4,807	8,467

Profit attributable to:
Owners of the parent	4,776	8,497
Non-controlling interests	17	26
	4,793	8,523

Total comprehensive income attributable to:
Owners of the parent	4,792	8,429
Non-controlling interests	15	38
	4,807	8,467

Basic earnings per $0.25 Ordinary Share	$3.77	$6.17
Diluted earnings per $0.25 Ordinary Share	$3.76	$6.14
Weighted average number of Ordinary Shares in issue (millions)	1,266	1,377
Diluted weighted average number of Ordinary Shares in issue (millions)	1,269	1,383

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 September	2012 $m	2011 $m
Revenue	6,682	8,213
Cost of sales	(1,274)	(1,593)
Gross profit	5,408	6,620
Distribution costs	(90)	(93)
Research and development	(1,204)	(1,296)
Selling, general and administrative costs	(2,359)	(2,644)
Other operating income and expense	401	1,675
Operating profit	2,156	4,262
Finance income	129	153
Finance expense	(237)	(246)
Profit before tax	2,048	4,169
Taxation	(515)	(684)
Profit for the period	1,533	3,485
Other comprehensive income:
Foreign exchange arising on consolidation	195	(225)
Foreign exchange differences on borrowings forming net investment hedges	(45)	88
Amortisation of loss on cash flow hedge	-	1
Net available for sale gains/(losses) taken to equity	32	(23)
Actuarial gain/(loss) for the period	137	(209)
Income tax relating to components of other comprehensive income	(44)	10
Other comprehensive income for the period, net of tax	275	(358)
Total comprehensive income for the period	1,808	3,127

Profit attributable to:
Owners of the parent	1,525	3,477
Non-controlling interests	8	8
	1,533	3,485

Total comprehensive income attributable to:
Owners of the parent	1,797	3,111
Non-controlling interests	11	16
	1,808	3,127

Basic earnings per $0.25 Ordinary Share	$1.22	$2.56
Diluted earnings per $0.25 Ordinary Share	$1.21	$2.54
Weighted average number of Ordinary Shares in issue (millions)	1,250	1,354
Diluted weighted average number of Ordinary Shares in issue (millions)	1,252	1,359

Condensed Consolidated Statement of Financial Position

	At 30 Sep 2012 $m	At 31 Dec 2011 $m	At 30 Sep 2011 $m
ASSETS Non-current assets
Property, plant and equipment	6,094	6,425	6,526
Goodwill	9,898	9,862	9,874
Intangible assets	16,677	10,980	11,661
Derivative financial instruments	330	342	355
Other investments	172	201	207
Deferred tax assets	1,248	1,514	1,486
	34,419	29,324	30,109
Current assets
Inventories	2,090	1,852	1,955
Trade and other receivables	8,001	8,754	8,308
Other investments	799	4,248	924
Derivative financial instruments	-	25	29
Income tax receivable	1,122	1,056	1,391
Cash and cash equivalents	6,017	7,571	9,860
	18,029	23,506	22,467
Total assets	52,448	52,830	52,576
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(1,566)	(1,990)	(2,055)
Trade and other payables	(8,629)	(8,975)	(8,028)
Derivative financial instruments	(1)	(9)	-
Provisions	(1,005)	(1,388)	(1,083)
Income tax payable	(2,927)	(3,390)	(3,491)
	(14,128)	(15,752)	(14,657)
Non-current liabilities
Interest-bearing loans and borrowings	(9,347)	(7,338)	(7,394)
Deferred tax liabilities	(2,622)	(2,735)	(2,923)
Retirement benefit obligations	(2,484)	(2,674)	(2,388)
Provisions	(442)	(474)	(555)
Other payables	(1,164)	(385)	(505)
	(16,059)	(13,606)	(13,765)
Total liabilities	(30,187)	(29,358)	(28,422)
Net assets	22,261	23,472	24,154
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	312	323	332
Share premium account	3,437	3,078	3,048
Other reserves	1,955	1,951	1,937
Retained earnings	16,334	17,894	18,614
	22,038	23,246	23,931
Non-controlling interests	223	226	223
Total equity	22,261	23,472	24,154

Condensed Consolidated Statement of Cash Flows

For the nine months ended 30 September	2012 $m	2011 $m
Cash flows from operating activities
Profit before taxation	5,864	10,315
Finance income and expense	320	313
Depreciation, amortisation and impairment	1,754	1,580
Increase in working capital and short-term provisions	(957)	(1,528)
Non-cash and other movements1	(388)	(1,806)
Cash generated from operations	6,593	8,874
Interest paid	(477)	(467)
Tax paid	(2,016)	(3,655)
Net cash inflow from operating activities	4,100	4,752
Cash flows from investing activities
Movement in short-term investments and fixed deposits	3,631	542
Purchase of property, plant and equipment	(422)	(593)
Disposal of property, plant and equipment	159	56
Purchase of intangible assets	(3,633)	(326)
Purchase of non-current asset investments	(10)	(8)
Disposal of non-current asset investments	25	-
Acquisitions of business operations	(1,187)	-
Net cash received on disposal of subsidiaries	-	1,772
Interest received	112	131
Payments made by subsidiaries to non-controlling interests	(20)	(16)
Net cash (outflow)/inflow from investing activities	(1,345)	1,558
Net cash inflow before financing activities	2,755	6,310
Cash flows from financing activities
Proceeds from issue of share capital	362	378
Repurchase of shares for cancellation	(2,635)	(4,256)
Issue of loans	1,980	-
Repayment of loans	(1,750)	-
Dividends paid	(3,665)	(3,764)
Movement in derivative financial instruments	48	3
Movement in short-term borrowings	1,262	(1)
Net cash outflow from financing activities	(4,398)	(7,640)
Net decrease in cash and cash equivalents in the period	(1,643)	(1,330)
Cash and cash equivalents at the beginning of the period	7,434	10,981
Exchange rate effects	10	(30)
Cash and cash equivalents at the end of the period	5,801	9,621
Cash and cash equivalents consists of:
Cash and cash equivalents	6,017	9,860
Overdrafts	(216)	(239)
	5,801	9,621

1 Included in non-cash and other movements in 2011 is the profit on disposal of Astra Tech.

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	8,497	8,497	26	8,523
Other comprehensive income	-	-	-	(68)	(68)	12	(56)
Transfer to other reserve	-	-	(2)	2	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,752)	(3,752)	-	(3,752)
Issue of Ordinary shares	2	376	-	-	378	-	378
Repurchase of Ordinary shares	(22)	-	22	(4,256)	(4,256)	-	(4,256)
Share-based payments	-	-	-	(81)	(81)	-	(81)
Transfer from non-controlling interests to payables	-	-	-	-	-	(8)	(8)
Dividend paid to non-controlling interest	-	-	-	-	-	(4)	(4)
Net movement	(20)	376	20	342	718	26	744
At 30 September 2011	332	3,048	1,937	18,614	23,931	223	24,154

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2012	323	3,078	1,951	17,894	23,246	226	23,472
Profit for the period	-	-	-	4,776	4,776	17	4,793
Other comprehensive income	-	-	-	16	16	(2)	14
Transfer to other reserve	-	-	(10)	10	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,619)	(3,619)	-	(3,619)
Issue of Ordinary shares	3	359	-	-	362	-	362
Repurchase of Ordinary shares	(14)	-	14	(2,635)	(2,635)	-	(2,635)
Share-based payments	-	-	-	(108)	(108)	-	(108)
Transfer from non-controlling interests to payables	-	-	-	-	-	(7)	(7)
Dividend paid to non-controlling interests	-	-	-	-	-	(11)	(11)
Net movement	(11)	359	4	(1,560)	(1,208)	(3)	(1,211)
At 30 September 2012	312	3,437	1,955	16,334	22,038	223	22,261

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES
These condensed consolidated interim financial statements (“interim financial statements”) for the nine months ended 30 September 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.  The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board. As required by the Disclosure and Transparency Rules of the Financial Services Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2011, except where new or revised accounting standards have been applied. There has been no significant impact on the Group profit or net assets on adoption of new or revised accounting standards in the period.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully and, as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 7 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2011.

The comparative figures for the financial year ended 31 December 2011 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET DEBT
The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2012 $m	Cash Flow $m	Acquisitions $m	Non-cash mvmts $m	Exchange mvmts $m	At 30 Sep 2012 $m
Loans due after one year	(7,338)	(1,980)	-	(3)	(26)	(9,347)
Current instalments of loans	(1,769)	1,750	-	19	-	-
Total loans	(9,107)	(230)	-	16	(26)	(9,347)
Other investments - current	4,248	(3,631)	102	54	26	799
Net derivative financial instruments	358	(48)	-	19	-	329
Cash and cash equivalents	7,571	(1,566)	-	-	12	6,017
Overdrafts	(137)	(77)	-	-	(2)	(216)
Short-term borrowings	(84)	(1,262)	-	-	(4)	(1,350)
	11,956	(6,584)	102	73	32	5,579
Net funds/(debt)	2,849	(6,814)	102	89	6	(3,768)

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING COSTS
Profit before tax for the nine months ended 30 September 2012 is stated after charging restructuring costs of $1,160 million ($502 million in the first nine months of 2011).  These have been charged to profit as follows:

	3rd Quarter 2012 $m	3rd Quarter 2011 $m	9 Months 2012 $m	9 Months 2011 $m
Cost of sales	14	(14)	75	18
Research and development	116	124	697	293
Selling, general and administrative costs	123	111	388	191
Total	253	221	1,160	502

4	COLLABORATION WITH BRISTOL-MYERS SQUIBB ON AMYLIN PRODUCTS
On 8 August 2012, Bristol-Myers Squibb completed its acquisition of Amylin Pharmaceuticals Inc. and from that date AstraZeneca and Bristol-Myers Squibb entered into collaboration arrangements, based substantially on the framework of the existing diabetes alliance, regarding the development and commercialisation of Amylin’s portfolio of products. Under the terms of the collaboration, the companies will jointly undertake the global selling and marketing activities in relation to the collaboration products. Bristol-Myers Squibb will undertake all manufacturing activities with AstraZeneca receiving collaboration product at cost. Profits and losses arising from the collaboration will be shared equally.

As consideration for AstraZeneca’s participation in the collaboration, AstraZeneca paid $3.7 billion to Bristol-Myers Squibb in the third quarter of 2012, which is subject to a final true-up in the fourth quarter of 2012. In addition, AstraZeneca has the option, exercisable at its sole discretion, to establish equal governance rights over certain key strategic and financial decisions regarding the collaboration, upon the payment to Bristol-Myers Squibb of an additional amount of $135 million. AstraZeneca expects to exercise this option, and make payment, in the fourth quarter of 2012 or the first quarter of 2013, once applicable anti-trust and competition approvals are received by AstraZeneca. The total consideration payable by AstraZeneca is expected to be $3.8 billion.

AstraZeneca’s payment to Bristol-Myers Squibb primarily results in the purchase of intangible assets, valued at $3.4 billion, related to the collaboration products: BYETTA® (exenatide) injection and BYDUREON® (exenatide extended-release for injectable suspension/exenatide 2mg powder and solvent for prolonged release suspension for injection) that are approved for use in both the US and Europe, SYMLIN® (pramlinitide acetate) injection that is approved for use in the US, and metreleptin, a leptin analogue currently under review at the US Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridaemia in patients with rare forms of inherited or acquired lipodystrophy.

The remaining $0.4 billion of the consideration represents AstraZeneca’s payment in advance for certain elements of the cost of collaboration product, which would otherwise be charged to AstraZeneca during the collaboration. This amount has been recognised as a prepayment.

AstraZeneca considers that those key strategic and financial decisions over which the option grants joint control represent the activities most relevant in affecting the success of the collaboration. As such, AstraZeneca accounts for the collaboration as a jointly controlled operation under IAS 31 Interests in Joint Ventures and will account for the collaboration as a joint operation under IFRS 11 Joint Arrangements when the Group adopts IFRS 11. Consequently the Group has recognised a 50 percent share of collaboration revenues and costs in its income statement from 9 August 2012.

5	ARDEA ACQUISITION
On 19 June 2012, AstraZeneca completed the acquisition of Ardea Biosciences, Inc. Ardea is a US (San Diego, California) based biotechnology company focused on the development of small molecule therapeutics for the treatment of serious diseases.  AstraZeneca acquired 100 percent of Ardea’s shares for consideration of $1,268 million.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill. In the case of the acquisition of Ardea, this goodwill is underpinned by a number of elements, which individually cannot be quantified. Most significant amongst these is the premium attributable to a highly skilled workforce and established experience in the field of gout.

Ardea’s results have been consolidated into the Company’s results from 20 June 2012. For the period from acquisition to 30 September 2012, Ardea’s revenues were immaterial and it had a net loss of $32 million. For the nine months ended 30 September 2012, Ardea had revenues of $11 million and a net loss of $112 million.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	-	1,464	1,464
Other	4	-	4
	4	1,464	1,468
Current assets	199	-	199
Current liabilities	(31)	(1)	(32)
Non-current liabilities
Deferred tax liabilities	-	(397)	(397)
	-	(397)	(397)
Total assets acquired	172	1,066	1,238
Goodwill			30
Fair value of total consideration			1,268
Less: cash acquired			(81)
Cash outflow			1,187

6	ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc. that resulted from the merger with Schering-Plough) (“Merck”) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership (the “Partnership”) was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the Partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

•	Annual contingent payments; and
•	Termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities, some of which are mandatory and others optional.

Further details are set out in the Annual Report and Form 20-F Information 2011.

2008 Net Payment to Merck
As previously disclosed, on 17 March 2008 AstraZeneca made a net cash payment to Merck of approximately $2.6 billion in connection with the Partial Retirement, the True-Up and the Loan Note Receivable. This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory therapy area. Intangible assets of $994 million were recognised at the time with the balance of the net payment ($1,656 million) representing payments on account for future product rights associated with the First Option and the Second Option (see below). These ‘non-refundable deposits’ were classified as intangible assets.

First Option
As previously disclosed, on 26 February 2010 AstraZeneca exercised the First Option. Payment of $647 million to Merck was made on 30 April 2010. This payment resulted in AstraZeneca acquiring Merck’s interests in products covered by the First Option including Entocort, Atacand, Plendil and the authorised generic version of felodipine, and certain products in development at the time (principally Brilinta and lesogaberan). On 30 April 2010, contingent payments on these products (except for the authorised generic version of felodipine) ceased with respect to periods after this date and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience therapy areas. These rights were valued at $1,829 million and were recognised as intangible assets from 26 February 2010 ($1,182 million having been transferred from non-refundable deposits to supplement the payment of $647 million to Merck). The remaining non-refundable deposits of $474 million relate to benefits that would be secured upon AstraZeneca exercising the Second Option. (Contingent payments on the authorised generic version of felodipine will continue until the end of AstraZeneca’s third party distribution arrangement. While this arrangement terminated in June 2012, the distributor is permitted to sell off its remaining stock.)

Second Option
On 26 June 2012, AstraZeneca and Merck agreed to amend certain provisions of the Agreements with respect to the Second Option. AstraZeneca believes that the amendments provide a greater degree of certainty to the valuation of the Second Option that is preferable to the previous arrangements and, barring unforeseen circumstances, AstraZeneca now intends to exercise the Second Option in 2014.

The principal areas covered by the amendments are a change in the timing for AstraZeneca to exercise the Second Option, and agreement on the valuation methodology for setting certain aspects of the option exercise price. Under the amended Agreements, Merck has granted to AstraZeneca a new Second Option exercisable by AstraZeneca between 1 March 2014 and 30 April 2014, with closing on 30 June 2014. The options exercisable in 2017 or if combined annual sales fall below a minimum amount also remain available to AstraZeneca.

In addition to this revised timing for the Second Option, AstraZeneca and Merck have also reached agreement on the valuation methodology for setting certain components of the option exercise price for a 2014 exercise. In lieu of third-party appraisals, the valuation for a 2014 exercise is now a fixed sum of $327 million, based on a shared view by AstraZeneca and Merck of the forecasts for sales of Nexium and Prilosec in the US market.  The agreed amount that would be payable on 30 June 2014 is subject to a true-up in 2018 that replaces a shared forecast with actual sales for the period from closing in 2014 to June 2018.

In addition, the exercise price for the Second Option also includes a multiple of ten times Merck's average 1% annual profit allocation in the Partnership for the three years prior to exercise. AstraZeneca currently expects this amount to be around $80 million.

The component of the exercise price of the Second Option that includes the net present value of up to 5% of future US sales of Vimovo, with the precise amount dependent on an annual sales threshold that has not yet been achieved and the timing of the option exercise, will continue.

Under the amendments, if AstraZeneca exercises in 2014, Merck's existing rights to manufacture Nexium and Prilosec would cease upon closing.

In connection with the amendments, Merck also granted AstraZeneca flexibility to exploit certain commercial opportunities with respect to Nexium.

For accounting purposes, AstraZeneca now considers that exercise of the Second Option is virtually certain and is, in effect, no longer an option. This critical accounting judgement is supported by management’s view that: AstraZeneca is fully committed to exercising the Second Option in 2014, barring unforeseen circumstances; external announcements of that intention constructively oblige AstraZeneca to exercise in 2014, barring unforeseen circumstances; and the Second Option price is highly favourable, giving economic compulsion for AstraZeneca to exercise in 2014. As such, AstraZeneca has applied an accounting treatment to reflect the Second Option as if the date of exercise were 26 June 2012 (the date of amendment of the Agreements), resulting in liabilities to Merck of approximately $1.4 billion ($1.0 billion of which will be paid by way of monthly contingent payments between 1 July 2012 and 30 June 2014 and the balance as a lump sum on 30 June 2014), and a corresponding increase to intangible assets, from that date.

These intangible assets are added to the $474 million carried over from the First Option and, in aggregate, reflect the value of the ability to exploit opportunities in the Gastrointestinal therapy area and relief from contingent payments.

Amortisation of these intangible assets commenced from 26 June 2012.  This gives rise to an additional expense of approximately $140 million per annum charged to SG&A and an amortisation charge to Cost of Sales which, while benefiting gross margin in the third and fourth quarters of 2012, is broadly equivalent over time to the contingent payment charges it replaces. AstraZeneca currently only excludes the amortisation expense charged to SG&A from the Core financial measures calculation and therefore there is only a negligible impact to Core financial measures from these developments.  Details of the Company’s changes to the definition of Core financial measures, with effect from the first quarter results 2013, can be found on page 6.

The intangible assets relating to purchased product rights are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

7	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES
AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2011 and Interim Management Statement 2012 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2012 (together the “Disclosures”). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Company's Annual Report and Form 20-F Information 2011, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Company's Annual Report and Form 20-F Information 2011 and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the third quarter of 2012 and October 2012

Patent/regulatory litigation

Crestor (rosuvastatin calcium)
Patent proceedings in the US
As previously disclosed, AstraZeneca is engaged in patent litigation in the US District Court for the District of Delaware in which it contends that a §505(b)(2) NDA for rosuvastatin zinc tablets infringes the substance patent and other patents for Crestor tablets. The defendants, Watson Laboratories, Inc. (NV) and Egis Pharmaceuticals PLC, have alleged non-infringement and invalidity of the substance patent for Crestor. The Court has scheduled a trial to begin on 12 December 2012.

Nexium (esomeprazole magnesium)
Patent proceedings in the US
As previously disclosed, in 2011, AstraZeneca commenced a patent infringement action in the US District Court for the District of New Jersey against Hanmi USA Inc., et al. (Hanmi) in response to the filing of an NDA under §505(b)(2) for FDA approval to market 20mg and 40mg esomeprazole strontium capsules. In 2011, Hanmi filed five summary judgment motions. In June and August 2012, the Court dismissed all five of Hanmi’s motions.

Patent proceedings outside the US
In Canada, on 11 October 2012, the Federal Court prohibited Pharmascience Inc. from receiving a marketing authorisation for its esomeprazole magnesium product until May 2018.

Pulmicort Respules (budesonide inhalation suspension)
AstraZeneca’s consolidated patent infringement lawsuits against various generic companies for infringement of US patents directed to methods of use and the form of active ingredient for Pulmicort Respules is scheduled to begin trial on 7 November 2012 in the US District Court for the District of New Jersey.

Seroquel (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
US regulatory proceedings
As previously disclosed, on 28 June 2012, the US District Court for the District of Columbia denied AstraZeneca’s and granted the FDA’s cross motions for summary judgment on the issue of exclusivity for Seroquel IR. In July 2012, AstraZeneca appealed that ruling to the US Court of Appeals for the District of Columbia Circuit.

Patent proceedings in the US
In July 2012, AstraZeneca settled its patent infringement action against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. (together, Intellipharmaceutics) by granting a licence to the Seroquel XR product patent, effective 1 November 2016, or earlier, in certain circumstances. The patent infringement action against Intellipharmaceutics pending in the US District Court for the Southern District of New York has been dismissed.

In July 2012, AstraZeneca received a Paragraph IV notice letter from Amneal Pharmaceuticals, LLC (Amneal) relating to Seroquel XR. In August 2012, AstraZeneca commenced a patent infringement action against Amneal and related Amneal entities in the US District Court for the District of New Jersey.

In September 2012, AstraZeneca received a Paragraph IV notice letter from Lupin Ltd. relating to Seroquel XR.  AstraZeneca is evaluating the notice.

Patent proceedings outside the US
In Germany, in September 2012, the Regional Court in Düsseldorf affirmed preliminary injunctions against Heumann Pharma GmbH & Co, Heumann Verwaltungs GmbH, Ratiopharm GmbH, CT Arzneimittel GmbH and AbZ Pharma GmbH.

AstraZeneca has confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action. Nevertheless, generic launches similar to those seen in the UK and Austria, and adverse court rulings are possible.

Product liability litigation

Crestor (rosuvastatin calcium)
AstraZeneca is defending 14 lawsuits in the California State Court involving a total of 245 plaintiffs claiming physical injury from treatment with Crestor. The lawsuits allege multiple types of injuries including diabetes mellitus, various cardiac injuries, rhabdomyolysis, and liver and kidney injuries. On 24 August 2012, 13 cases were consolidated into one coordinated proceeding in Los Angeles, California.

Commercial litigation

Co-payment subsidy litigation
As previously disclosed, in March 2012, the New England Carpenters Health and Welfare Fund, on behalf of a proposed class of payers that reimbursed consumers for Nexium and Crestor prescriptions as to which AstraZeneca subsidised the consumer’s co-payment obligation, brought an action against AstraZeneca in the US District Court for the Eastern District of Pennsylvania.  On 5 September 2012, the plaintiffs voluntarily dismissed their complaint against AstraZeneca while reserving the right to file a new complaint against AstraZeneca in the future.

Nexium (esomeprazole magnesium)
As previously disclosed, AstraZeneca is a defendant in a lawsuit in a Massachusetts State Court involving allegations of deceptive marketing of Nexium brought on behalf of a certified class of consumers and third party payers. On 28 September 2012, AstraZeneca reached an agreement in principle to settle the matter, and a provision has been taken.

Average Wholesale Price litigation
As previously disclosed, following a 2009 trial, a Kentucky jury found AstraZeneca liable under the Commonwealth of Kentucky’s Consumer Protection and Medicaid Fraud statutes and awarded $14.72 million in compensatory damages and $100 in punitive damages. The trial court subsequently awarded an additional $5.4 million in statutory penalties.

On 12 October 2012, the Kentucky Court of Appeals reversed the trial court’s decision and held that AstraZeneca was not liable for damages.  The Court of Appeals remanded the case to the trial court for entry of judgment in favour of AstraZeneca.

Drug importation and anti-trust litigation
As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and approximately 15 other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those drugs and otherwise restrict the importation of pharmaceuticals into the US. In March 2011, the Superior Court of California granted the defendants’ motion for summary judgment. In August 2012, the Court of Appeal of the State of California affirmed the Superior Court’s decision. In September 2012, the plaintiffs filed a petition for rehearing, which was subsequently denied. In October 2012, the plaintiffs filed a petition for review by the California Supreme Court.

Nexium settlement anti-trust litigation
Beginning on 24 August 2012, numerous nearly-identical class actions were filed against AstraZeneca alleging that AstraZeneca’s settlements of patent litigation relating to Nexium violated US anti-trust law and various state laws. The plaintiffs seek treble damages and injunctive relief.

8      NINE MONTHS PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	9M 2012 $m	Actual %	CER %	9M 2012 $m	Actual %	9M 2012 $m	Actual %	CER %	9M 2012 $m	Actual %	CER %	9M 2012 $m	Actual %	CER %
Gastrointestinal:
Nexium	2,897	(14)	(12)	1,675	(6)	325	(47)	(43)	329	(19)	(18)	568	3	8
Losec/Prilosec	554	(21)	(19)	25	(17)	156	(16)	(9)	239	(24)	(25)	134	(20)	(21)
Others	146	30	33	108	61	28	(20)	(14)	5	(17)	(17)	5	25	50
Total Gastrointestinal	3,597	(14)	(12)	1,808	(4)	509	(39)	(34)	573	(21)	(21)	707	(3)	1
Cardiovascular:
Crestor	4,631	(5)	(2)	2,302	3	869	(6)	3	966	(19)	(19)	494	(2)	4
Atacand	807	(27)	(23)	118	(15)	359	(34)	(30)	109	(37)	(36)	221	(9)	(2)
Seloken/Toprol-XL	662	(12)	(9)	222	(30)	51	(19)	(13)	23	(18)	(18)	366	6	12
Tenormin	173	(14)	(11)	8	(11)	38	(16)	(9)	77	(15)	(16)	50	(12)	(5)
Plendil	189	(4)	(5)	4	(43)	14	(22)	(17)	9	(10)	(10)	162	1	(1)
ONGLYZATM	235	68	68	174	69	33	38	38	9	125	125	19	111	111
Brilinta/Brilique	51	219	244	10	(9)	33	n/m	n/m	1	n/m	n/m	7	n/m	n/m
BYETTA®	27	n/m	n/m	27	n/m	-	-	-	-	-	-	-	-	-
BYDUREON®	11	n/m	n/m	11	n/m	-	-	-	-	-	-	-	-	-
Others	253	(15)	(10)	12	50	117	(19)	(12)	23	(23)	(23)	101	(13)	(9)
Total Cardiovascular	7,039	(7)	(4)	2,888	2	1,514	(14)	(8)	1,217	(21)	(20)	1,420	(1)	4
Respiratory:
Symbicort	2,303	-	4	730	21	967	(10)	(4)	294	-	1	312	(7)	1
Pulmicort	624	(7)	(5)	177	(19)	116	(19)	(13)	88	2	2	243	9	11
Rhinocort	128	(21)	(19)	40	(31)	21	(28)	(21)	12	(20)	(20)	55	(8)	(5)
Others	133	(18)	(14)	7	17	69	(17)	(11)	16	(16)	(16)	41	(24)	(20)
Total Respiratory	3,188	(3)	-	954	8	1,173	(12)	(5)	410	(1)	-	651	(3)	2
Oncology:
Zoladex	822	(7)	(4)	19	(39)	167	(16)	(12)	328	(8)	(9)	308	5	12
Arimidex	421	(29)	(27)	17	(54)	100	(53)	(50)	209	(7)	(8)	95	(17)	(12)
Iressa	451	11	13	-	(100)	105	13	23	158	10	8	188	13	14
Casodex	342	(16)	(15)	(3)	n/m	40	(37)	(32)	224	(15)	(16)	81	(4)	1
Faslodex	479	21	25	227	18	137	(4)	5	42	n/m	n/m	73	18	31
Others	98	15	16	19	138	12	33	44	46	-	(2)	21	(5)	-
Total Oncology	2,613	(6)	(3)	279	4	561	(22)	(16)	1,007	(3)	(4)	766	3	8
Neuroscience:
Seroquel IR	1,200	(62)	(62)	709	(71)	197	(53)	(50)	162	(2)	(3)	132	(24)	(20)
Seroquel XR	1,127	3	7	598	6	343	(6)	2	70	6	8	116	18	30
Local Anaesthetics	400	(12)	(8)	-	(100)	152	(18)	(11)	151	-	-	97	(10)	(5)
Zomig	143	(54)	(52)	10	(91)	84	(36)	(31)	40	(23)	(23)	9	(25)	(17)
Diprivan	218	(4)	(1)	-	(100)	25	(24)	(18)	59	(6)	(6)	134	13	17
Vimovo	47	135	145	19	36	13	n/m	n/m	9	125	125	6	n/m	n/m
Others	30	15	23	11	n/m	8	(43)	(36)	1	(50)	(50)	10	11	22
Total Neuroscience	3,165	(41)	(39)	1,347	(57)	822	(28)	(23)	492	(2)	(2)	504	(3)	3
Infection & Other:
Synagis	535	(5)	(5)	308	-	227	(11)	(11)	-	-	-	-	-	-
Merrem	290	(38)	(34)	19	(42)	50	(67)	(64)	16	(65)	(65)	205	(14)	(8)
FluMist	149	17	17	145	14	2	n/m	n/m	2	n/m	n/m	-	-	-
Others	70	(31)	(30)	39	(32)	4	(50)	(38)	16	14	36	11	(50)	(64)
Total Infection & Other	1,044	(17)	(16)	511	(3)	283	(32)	(30)	34	(43)	(38)	216	(17)	(13)
Aptium Oncology	45	(73)	(73)	45	(73)	-	-	-	-	-	-	-	-	-
Astra Tech	-	(100)	(100)	-	(100)	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Total	20,691	(17)	(15)	7,832	(20)	4,862	(25)	(20)	3,733	(13)	(13)	4,264	(2)	3

9      THIRD QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	Q3 2012 $m	Actual %	CER %	Q3 2012 $m	Actual %	Q3 2012 $m	Actual %	CER %	Q3 2012 $m	Actual %	CER %	Q3 2012 $m	Actual %	CER %
Gastrointestinal:
Nexium	995	(9)	(6)	586	3	92	(44)	(34)	110	(35)	(32)	207	11	17
Losec/Prilosec	189	(16)	(13)	8	(11)	52	(10)	-	80	(22)	(21)	49	(11)	(11)
Others	52	41	46	40	100	10	(23)	(15)	1	(50)	(50)	1	(50)	-
Total Gastrointestinal	1,236	(8)	(5)	634	6	154	(34)	(25)	191	(30)	(28)	257	5	11
Cardiovascular:
Crestor	1,544	(7)	(3)	833	11	277	(10)	4	272	(37)	(36)	162	(4)	4
Atacand	221	(39)	(34)	42	(5)	70	(63)	(57)	33	(35)	(35)	76	(6)	7
Seloken/Toprol-XL	230	(16)	(11)	77	(37)	17	(23)	(14)	7	(22)	(22)	129	8	17
Tenormin	56	(18)	(12)	2	(33)	12	(20)	(13)	24	(23)	(23)	18	(5)	11
Plendil	56	(15)	(14)	1	(67)	4	(33)	(17)	2	(50)	(50)	49	(8)	(8)
ONGLYZATM	84	42	42	62	41	11	22	22	3	50	50	8	100	100
Brilinta/Brilique	24	85	100	7	(36)	15	n/m	n/m	1	n/m	n/m	1	n/m	n/m
BYETTA®	27	n/m	n/m	27	n/m	-	-	-	-	-	-	-	-	-
BYDUREON®	11	n/m	n/m	11	n/m	-	-	-	-	-	-	-	-	-
Others	86	(12)	(4)	8	167	36	(22)	(11)	6	(33)	(33)	36	(10)	(3)
Total Cardiovascular	2,339	(10)	(6)	1,070	9	442	(26)	(15)	348	(35)	(34)	479	(1)	7
Respiratory:
Symbicort	785	4	11	264	31	307	(13)	(2)	114	18	21	100	(6)	7
Pulmicort	191	3	7	61	17	32	(20)	(8)	28	4	7	70	6	8
Rhinocort	41	(21)	(17)	9	(40)	5	(38)	(25)	6	-	-	21	(9)	(4)
Others	42	(19)	(12)	2	-	21	(22)	(11)	4	(43)	(43)	15	(6)	-
Total Respiratory	1,059	1	8	336	24	365	(14)	(3)	152	11	14	206	(2)	5
Oncology:
Zoladex	274	(10)	(5)	7	(22)	52	(22)	(15)	110	(11)	(11)	105	-	10
Arimidex	130	(26)	(22)	4	(50)	27	(50)	(43)	68	(12)	(12)	31	(16)	(8)
Iressa	154	6	11	-	(100)	35	3	18	56	12	12	63	5	8
Casodex	111	(19)	(16)	(1)	n/m	12	(33)	(28)	73	(19)	(19)	27	(7)	3
Faslodex	167	20	28	80	23	45	(12)	2	17	n/m	n/m	25	9	26
Others	34	17	21	7	133	5	150	200	17	6	6	5	(38)	(38)
Total Oncology	870	(6)	(2)	97	13	176	(22)	(12)	341	(4)	(4)	256	(2)	6
Neuroscience:
Seroquel IR	169	(84)	(83)	41	(95)	32	(77)	(73)	52	(7)	(5)	44	(10)	(4)
Seroquel XR	373	2	8	202	10	107	(14)	(1)	24	4	4	40	14	31
Local Anaesthetics	128	(14)	(7)	-	(100)	44	(25)	(15)	52	(5)	(4)	32	(6)	3
Zomig	41	(62)	(58)	3	(93)	21	(54)	(48)	14	(18)	(18)	3	(40)	(20)
Diprivan	73	3	10	-	-	7	(30)	(20)	20	(5)	-	46	15	23
Vimovo	14	40	50	4	(33)	4	n/m	n/m	3	50	50	3	n/m	n/m
Others	12	71	86	6	n/m	2	(50)	(25)	-	-	-	4	33	33
Total Neuroscience	810	(54)	(51)	256	(75)	217	(43)	(35)	165	(5)	(3)	172	3	13
Infection & Other:
Synagis	96	(11)	(11)	5	(38)	91	(9)	(9)	-	-	-	-	-	-
Merrem	90	(35)	(29)	9	80	13	(67)	(62)	2	(85)	(85)	66	(20)	(11)
FluMist	145	17	17	141	13	2	n/m	n/m	2	n/m	n/m	-	-	-
Others	35	21	24	23	77	1	(67)	(33)	10	43	86	1	(83)	(133)
Total Infection & Other	366	(9)	(6)	178	18	107	(25)	(23)	14	(30)	(15)	67	(23)	(18)
Aptium Oncology	2	(96)	(96)	2	(96)	-	-	-	-	-	-	-	-	-
Astra Tech	-	(100)	(100)	-	(100)	-	(100)	(100)	-	(100)	(100)	-	-	-
Total	6,682	(19)	(15)	2,573	(19)	1,461	(29)	(20)	1,211	(19)	(18)	1,437	(1)	6

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2012 results	31 January 2013
Announcement of first quarter 2013 results	25 April 2013
Annual General Meeting	25 April 2013
Announcement of second quarter and half year 2013 results	1 August 2013
Announcement of third quarter and nine months 2013 results	31 October 2013

DIVIDENDS

The record date for the first interim dividend, payable on 10 September 2012, was 10 August 2012. Shares traded ex-dividend from 8 August 2012.

The record date for the second interim dividend for 2012, payable on 18 March 2013, will be 15 February 2013. Shares will trade ex-dividend from 13 February 2013.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: ONGLYZA™, KOMBOGLYZE™ and KOMBIGLYZE XR™, trademarks of Bristol-Myers Squibb Company; BYETTA®, BYDUREON® and SYMLIN®, trademarks of Amylin Pharmaceuticals, Inc.; TEFLARO® and ZINFORO®, trademarks of Forest Laboratories, Inc.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 888 697 8018 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CONTACT INFORMATION

Media Enquiries:	Esra Erkal-Paler (London)	+44 20 7604 8030
	Vanessa Rhodes (London)	+44 20 7604 8037
	Tony Jewell (Wilmington)	+1 302 885 4594
	Ann-Leena Mikiver (Södertälje)	+46 8 553 260 20/+46 707 428836

Analyst/Investor Enquiries:	James Ward-Lilley (London)	+44 20 7604 8122
	Karl Hård (London)	+44 20 7604 8123
	Nicklas Westerholm (London)	+44 20 7604 8124
	Ed seage (US)	+1 302 886 4065

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Item 5

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 26 October 2012, Dame Nancy Rothwell, a Director of the Company notified us that, on 26 October 2012, she purchased 275 AstraZeneca PLC Ordinary Shares of $0.25 each at a price of 2876.5 pence per share.

Following this purchase, Dame Nancy Rothwell has a total interest in 2,405 AstraZeneca shares.

A C N Kemp
Company Secretary
29 October 2012

Item 6

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

On 26 October 2012, Pascal Soriot, Chief Executive Officer, was granted awards over the Company’s USD0.25 Ordinary Shares as set out below.  These share awards were negotiated and agreed at the time of Mr Soriot’s appointment as Chief Executive Officer of the Company and were approved by the Remuneration Committee in order to compensate Mr Soriot for the forfeiture of unvested long-term incentive awards from his previous employer.  The principle governing the decision of the Remuneration Committee was that the buyout should be implemented only in shares of AstraZeneca in circumstances where the vesting and, in the case of the AZIP award, holding period operate over a period of many years.

On 26 October 2012, Mr Soriot was granted an award under the terms of the AstraZeneca Investment Plan (AZIP) over the Company’s USD0.25 Ordinary Shares as follows:

Shares awarded under AZIP	Award price
69,108	2894p

This AZIP award is subject to a four-year performance period (1 January 2012 to 31 December 2015) and a subsequent four-year holding period (1 January 2016 to 31 December 2019). The performance hurdle that applies to this AZIP award is that the annual dividend per share paid to holders of Ordinary Shares must increase from $2.80 over the four-year performance period ($2.80 being the full-year dividend for 2011), and that dividend cover over the same period (based on reported earnings before restructuring costs) does not fall below 1.5 times.

A summary of the AZIP can be found in the AstraZeneca Annual Report and Form 20-F Information 2011 which is available on the Company’s website www.astrazeneca.com.

Also on 26 October 2012, Mr Soriot was granted an award of restricted shares as follows:

Restricted shares awarded	Award price
69,108	2894p

Mr Soriot’s employment with the Company commenced on 1 October 2012 and the restricted shares will vest, subject to his continued employment with the Company, as follows:

40% will vest on 1 October 2013
30% will vest on 1 October 2014
30% will vest on 1 October 2015

Following these awards, Mr Soriot has a total interest in 138,216 AstraZeneca shares.

A C N Kemp
Company Secretary
29 October 2012